UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170288

DIVISION OF
CORPORATION FINANCE

August 4, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Cardinal Health, Inc.
Incoming letter dated June 29, 2017

Dear Mr. Mueller:

This is in response to your letter dated June 29, 2017 concerning the shareholder proposal submitted to Cardinal Health by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

August 4, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Cardinal Health, Inc.
Incoming letter dated June 29, 2017

The proposal requests that the company issue a report describing the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions, and its process for monitoring and auditing these systems to check for and safeguard against failure.

There appears to be some basis for your view that Cardinal Health may exclude the proposal under rule 14a-8(i)(7), as relating to Cardinal Health's ordinary business operations. In this regard, we note that the proposal relates to the sale or distribution of particular products to its customers. Accordingly, we will not recommend enforcement action to the Commission if Cardinal Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

June 29, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Cardinal Health, Inc.*
*Shareholder Proposal of the New York State Common Retirement Fund*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Cardinal Health, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the New York State Common Retirement Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

> **Therefore, it be resolved that:** Shareholders request that Cardinal: Issue a report at reasonable expense, and excluding confidential information, describing the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; and its process for monitoring and auditing these systems to check for and safeguard against failure.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations. Specifically, the Proposal relates to the sale or distribution of particular products and to the Company's supplier relationships.

## BACKGROUND

The Company is a global integrated healthcare services and products company providing customized solutions for hospital systems, pharmacies, ambulatory surgery centers, clinical laboratories and physician offices worldwide. The Company's pharmaceutical segment, among other activities, distributes branded and generic pharmaceutical, over-the-counter healthcare and consumer products to retailers (including chain and independent drug stores and pharmacy departments of supermarkets and mass merchandisers), hospitals and other healthcare providers. The Company's business is highly regulated in the United States, at both the federal and state level, and in foreign countries.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.**

*A. Background On The Ordinary Business Standard Under Rule 14a-8(i)(7)*

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In this regard, the Commission identified one of the central considerations underlying this policy as the fact that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

Framing a shareholder proposal in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

### *B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Sale And Distribution Of Particular Products*

The Staff recently has concurred in the exclusion under Rule 14a-8(i)(7) of two proposals submitted by the Proponent that, like the Proposal here, seek reports on the distribution systems a company has implemented for certain medicines and its process for monitoring against failure or flaws in these systems. In *McKesson Corp.* (avail. June 1, 2017), the company sought to exclude under Rule 14a-8(i)(7) a nearly identical proposal seeking "a report . . . describing: the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; its process for monitoring and auditing these systems to check for and safeguard against failure; and how it reports back to manufacturers on the way these systems are functioning."[1] The Staff concurred with the proposal's exclusion on the grounds that it "relates to the sale or distribution of particular products to [the company's] customers." Similarly, in *Pfizer, Inc.* (avail. Mar. 1, 2016), the Proposal requested a report "describing the steps the Company has taken or will take to identify and remedy the flaws in the current distribution system for the Restricted Products in order to prevent their sale to prisons for the purpose of aiding executions." There as well, the Staff

1 The *McKesson Corp.* proposal differs from the Proposal only by requesting that the report address how the company reports back to manufacturers on the way its systems are functioning.

concurred in exclusion of the proposal under Rule 14a-8(i)(7), noting that "the proposal relates to the sale or distribution of [the company's] products."

These letters are consistent with a long line of precedents where the Staff consistently has recognized that proposals concerning the sale or distribution of particular products (including monitoring customers' use of such products) relate to a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *FMC Corp.* (avail. Feb. 25, 2011, *recon. denied* Mar. 16, 2011), the Staff concurred in the exclusion of a proposal recommending the company establish a "product stewardship program" for certain of its pesticides that were "suspected to have been misused by third parties" as the proposal related to "products offered for sale by the company." *See also Walgreens Boots Alliance, Inc.* (avail. Nov. 7, 2016, *recon. denied* Nov. 22, 2016) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that requested the company's board of directors to prepare a report assessing the financial risk facing the Company based on its continued sales of tobacco products); *Rite Aid Corp.* (avail. Mar. 24, 2015) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that a committee of the company's board "[p]rovide oversight concerning the formulation, implementation and public reporting of policies and standards that determine whether or not the [c]ompany should sell a product that (1) [e]specially endangers public health and well-being[,] (2) [h]as substantial potential to impair the reputation of the [c]ompany and/or (3) [w]ould reasonably be considered by many to be offensive to the values integral to the [c]ompany's promotion of its brand"); *Wal-Mart Stores, Inc.* (avail. Mar. 20, 2014) ("Wal-Mart (2014)") (granting no-action relief with respect to a proposal requesting board oversight of determinations whether to sell certain products that endanger public safety and well-being, could impair the reputation of the company and/or would be offensive to family and community values, on the basis that the proposal related to "the products and services offered for sale by the company"), *aff'd and cited in Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 327 (3d Cir. 2015); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all Company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America," and noting that "the proposal relates to the products and services offered for sale by the company").

As with the proposals in *McKesson*, *Pfizer* and the other precedents cited above, the Proposal here may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. The Proposal's supporting statements note that the Company "is authorized to distribute a number of medicines currently sought by U.S. states for use in executions" and speculates as to certain effects that allegedly could result "[s]hould medicines sold by Cardinal be used in executions in contravention of Cardinal's contracts with manufacturers." The supporting statements then assert that the Company should explain "exactly how its control systems function to protect manufacturers' medicines from diversion and misuse, and what audits and checks it has in place to ensure the efficacy of such controls." However, managing the distribution and sale of particular products from a range of manufacturers, including decisions as to the means for monitoring the sale and possible diversion of those products, requires complex and extensive analysis that is not appropriate for shareholders and should be left to management. This is exactly the type of analysis that Rule 14a-8(i)(7) recognizes as a proper function for management, who have the requisite knowledge and resources on these topics to appropriately analyze and weigh the various contractual, regulatory, operational and reputational considerations in light of the Company's business operations. Additionally, as addressed in the precedents above, decisions relating to the sale, distribution and stewardship of particular products, which implicate these various considerations, are appropriately within the Company's ordinary business operations. The Proposal may therefore be excluded as relating to the Company's decisions regarding the sale and distribution of its products.

*C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Supplier Relationships*

The Proposal likewise is excludable under Rule 14a-8(i)(7) because the broad scope of the Proposal's request for a report on "the controlled distribution systems [the Company] implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; and its process for monitoring and auditing these systems to check for and safeguard against failure" implicates the Company's ordinary business operations as it relates to the Company's relationships with its suppliers.

In the 1998 Release, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers.

In numerous instances, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(7) because they concerned decisions relating to supplier and distributor relationships. For example, in *Foot Locker, Inc.* (avail. Mar. 3, 2017), the Staff concurred with the exclusion of a proposal seeking a report on steps taken by the company to monitor overseas apparel suppliers' use of subcontractors as relating "broadly to the manner in which the company monitors the conduct of its suppliers and their subcontractors." *See also, Corrections Corp. of America* (avail. Feb. 28, 2014, *recon. denied* Mar. 25, 2014) (concurring with the exclusion of a proposal requesting the board adopt and implement provisions "relate[d] to inmate telephone service contracts at correctional and detention facilities operated by the business" on grounds that it "relates to decisions relating to supplier relationships"); *The GEO Group, Inc.* (avail. Feb. 24, 2014, *recon. denied* Mar. 25, 2014) (same); *PetSmart, Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a proposal regarding the compliance of the company's suppliers with certain animal rights statutes as relating to the company's ordinary business operations); *Duke Energy Corp.* (avail. Jan. 24, 2011) (concurring with the exclusion of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships"); *The Southern Co.* (Doremus) (avail. Jan. 19, 2011) (same); *Spectra Energy Corp.* (avail. Oct. 7, 2010, *recon. denied* Oct. 25, 2010) (same); *Alaska Air Group, Inc.* (avail. Mar. 8, 2010) (concurring with the exclusion of a proposal requesting a report on contract repair facilities as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (avail. Mar. 25, 2009) (concurring with the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (same); *Dean Foods Co.* (avail. Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (concurring with the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring with the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As with the proposals at issue in the precedents cited above, the Proposal directly relates to the Company's ordinary business decisions as to its relationships with suppliers—specifically, drug manufacturers—which is a core function of the Company's management. The Company creates and maintains contractual relationships with numerous suppliers. Determining how best to manage these relationships and how to negotiate, implement and monitor contractual obligations that arise as a result are some of management's most fundamental responsibilities and are routine aspects of the Company's ordinary business operations. The Company's decisions related to implementing, for instance, "contracts confirming [certain] products will not be sold for use in executions" and "monitoring and auditing these systems to check for and safeguard against failure" involve numerous factors, including the price of such systems, the technology and capacity to maintain or implement those systems, as well as the specific obligations in each agreement. As a result of the number, variety and complexity of issues related to managing the Company's relationships with its suppliers, the Proposal squarely implicates decisions relating to the Company's supplier relationships. Consequently, as in the precedents cited above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

*D. The Proposal Does Not Raise A Significant Policy Issue That Transcends The Company's Ordinary Business Operations*

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters, and therefore is excludable under Rule 14a-8(i)(7). The underlying subject of the Proposal—processes and systems relating to the sale and distribution of particular products that may be subject to a particular type of misuse or abuse—does not raise a significant policy issue that transcends the Company's ordinary business operations. In both *McKesson* and *Pfizer*, the Proponent included in its correspondence with the Staff citations to several sources to support its argument that this issue was—or, after *Pfizer*, had risen to—the level of a significant policy issue. In both instances the Staff disagreed, concurring with the proposals' exclusion on the grounds that they relate to the companies' ordinary business operations.

In the context of the Company's operations, the Proposal "relates to the 'nitty-gritty of [the Company's] core business'" and does not "focus on a significant policy issue [that] transcend[s] [the Company's] ordinary business operations." Staff Legal Bulletin No. 14H, part C (Oct. 22, 2015). The operational, contractual and reputational aspects of a company's processes and systems for selling particular categories of products have consistently been found not to raise significant policy issues. *See Amazon.com, Inc.* (avail. Mar. 27, 2015) (concurring in the exclusion of a proposal asking the company to "disclose to shareholders any reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells," i.e., foie gras, because the proposal related to "the products and services offered for sale by the company"); *Hewlett-Packard Co.* (avail. Jan. 23, 2015) (concurring with the exclusion of a proposal requesting that the board provide a report on the company's sales of products and services to the military, police, and intelligence agencies of foreign countries, with the Staff noting that the proposal related to ordinary business and "does not focus on a significant policy issue").

Here as well, by requesting a report on the Company's distribution systems and its process for monitoring and auditing those systems, the focus of the Proposal fails to transcend ordinary business matters. Implementing and monitoring distribution systems are core to the business of the Company, which distributes highly regulated medicines in numerous jurisdictions that are subject to both contractual and regulatory obligations. Thus, like the proposals in the precedents cited above, where companies were permitted to exclude proposals that implicated ordinary business matters, the Proposal encompasses many aspects of the Company's ordinary business decisions regarding products it sells and does not focus on a significant policy issue. Thus, the Proposal is not focused on a significant policy issue, and therefore may be excluded under Rule 14a-8(i)(7).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or James E. Barnett, the Company's Vice President & Associate General Counsel, at (614) 757-4514.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: James Barnett, Cardinal Health, Inc.
Patrick Doherty, State of New York, Office of the State Comptroller

**EXHIBIT A**

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
**OFFICE OF THE STATE COMPTROLLER**

May 18, 2017

Ms. Jessica Mayer
Deputy General Counsel
and Corporate Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Dear Ms. Meyer:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform you of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Cardinal Health, Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Cardinal Health decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

**POLICY ON THE DISTRIBUTION OF POTENTIAL DEATH PENALTY DRUGS**

**Whereas**, the use of commercially manufactured medicines in lethal injection executions, an application for which these products were never designed, tested or approved, can expose the medicines' manufacturers and distributors to negative media coverage and costly litigation;

Cardinal Health, Inc. ("Cardinal") is authorized to distribute a number of medicines currently sought by U.S. states for use in executions, including Hydromorphone, Midazolam, Pentobarbital, Propofol, Rocuronium Bromide, Vecuronium Bromide, Pancuronium Bromide, and Potassium Chloride;

All FDA-approved manufacturers of these medicines are publicly opposed to their use in executions, and require distributors such as Cardinal to sign contracts confirming these products will not be sold for use in executions;

Despite such contractual restriction, in recent years several states have sought to obtain these products for use in executions. For example, documents released under Virginia's Freedom of Information Act show that the Virginia Department of Corrections succeeded in purchasing the medicine rocuronium bromide from Cardinal. In April 2017, Cardinal's competitor McKesson brought legal action against the Arkansas Department of Corrections after the Department managed to obtain a medicine that it planned to use in executions by lethal injections.

Should medicines sold by Cardinal be used in executions in contravention of Cardinal's contracts with manufacturers, Cardinal could face sanctions levied by manufacturers of the drugs and civil litigation brought by family members of executed prisoners (as McKesson did in 2014 following the botched execution of a prisoner in Ohio);

Unlike other companies affected by this issue which have disclosed how they restrict the supply of drugs for use in executions, Cardinal has no public policy explaining exactly how its control systems function to protect manufacturers' medicines from diversion and misuse, and what audits and checks it has in place to ensure the efficacy of such controls;

Without such a public policy, Cardinal shareholders will be unable to assess these controls' effectiveness or the company's exposure to commercial and legal risk.

**Therefore, it be resolved that**: Shareholders request that Cardinal: Issue a report at reasonable expense, and excluding confidential information, describing: the controlled distribution systems it implements on behalf of manufacturers to prevent the diversion of restricted medicines to prisons for use in executions; and its process for monitoring and auditing these systems to check for and safeguard against failure.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

May 18, 2017

Ms. Jessica L. Mayer
Senior Vice President, Deputy General Counsel and Corporate Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Dear Ms. Mayer,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Cardinal Health, Inc. continuously for at least one year as of and including May 18, 2017.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,115,765 shares of common stock as of May 18, 2017 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Tana Harris – NYSCRF
Eri Yamaguchi - NYSCRF
George Wong - NYSCRF